Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

FAZE CLAN ANNOUNCES MOONPAY AS OFFICIAL CRYPTO AND NFT PARTNER

IN MULTI-YEAR DEAL

PIONEERS OF GAMING CULTURE ENTER DIGITAL GOODS INDUSTRY

WITH PAYMENT INFRASTRUCTURE PROVIDER ROOTED IN CRYPTO SAFETY AND SECURITY

Download hi-res assets HERE

LOS ANGELES, CA AND MIAMI, FL (December 7, 2021) - FaZe Clan, the lifestyle and media platform rooted in gaming and youth culture, today announced a multi-year partnership with MoonPay, a leading global crypto payments infrastructure provider giving millions of users quick access to the crypto economy by offering an easy and secure way to buy and sell cryptocurrencies and NFTs. The agreement represents MoonPay’s biggest partnership to date and establishes MoonPay as the official crypto and NFT partner of FaZe Clan.

The FaZe Clan and MoonPay partnership includes a series of content and media that will launch in early 2022. MoonPay will integrate into existing content across the FaZe Clan platform and the two brands will create new original content tailored for the FaZe Clan community. Plans include new original content franchises, creator and talent-driven events, and campaigns that tap into fandom across FaZe Clan’s esports teams. FaZe Clan will also utilize MoonPay’s best-in-class platforms and ecosystem for its forthcoming NFT and digital goods initiatives. Leveraging MoonPay’s extensive expertise in crypto, NFTs and security, the partnership will help educate and share knowledge on how to navigate the complexities of the digital world.

“We’re focused on building a culture and community-led digital goods and NFT business that excites our fans and expresses the FaZe brand in new and innovative ways. As a leading voice in youth culture, it’s vital that we also deliver on our responsibility to protect our community as the world starts to embrace Web3,” says Lee Trink, CEO, FaZe Clan. “Our partnership with MoonPay addresses both of these objectives by creating a strong foundation and secure pathway for our journey into the metaverse.”

“MoonPay and FaZe Clan are united by a common goal: we both aim to empower the creator and gaming economies,” said MoonPay co-founder and CEO Ivan Soto-Wright. “At MoonPay we’re building the world’s most advanced and intuitive payments solutions for buying cryptocurrencies and NFTs. And FaZe Clan’s influence in the gaming community is powerful. This exciting new partnership holds the potential to create a crypto-gaming juggernaut the likes of which the world has never seen.”

With digital goods spearheading a new wave of innovation in the media and entertainment industries, FaZe Clan, with MoonPay as its official partner, plans to provide its community a unique opportunity to interact with the metaverse as it takes shape. FaZe Clan’s new digital goods business will be named “FaZe Forever,” centered around three core pillars: “Curating & Collecting,” the core entry point to this community; “Creating & Collaborating” which has always been the heartbeat of FaZe Clan and core to the gaming and internet community; and “Spotlighting & Elevating,” focused on highlighting the talented artists in the community.

The partnership with MoonPay kicked off with a joint activation on Saturday, December 4th at Art Basel-Miami. The exclusive invite-only event called, “FaZe Forever powered by MoonPay,” showcased digital art, NFTs and virtual fashion from FaZe Clan’s community, MoonPay and other brand partners, within a physical manifestation of the FaZe Forever three core pillars. Find a recap of the event here.

ABOUT MOONPAY

MoonPay is a financial technology company that builds payments infrastructure for crypto, making the process seamless for consumers to buy and sell cryptocurrencies, NFTs and other digital assets. Its on-and-off-ramp suite of products provides a seamless experience for converting between fiat currencies and cryptocurrencies using all major payment methods including debit and credit card, local bank transfers, Apple Pay, Google Pay, and Samsung Pay. MoonPay is active in more than 160 countries and is trusted by 250+ leading wallets, websites, and applications to accept payments and defeat fraud. For more information visit: https://www.moonpay.com/

ABOUT FAZE CLAN

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 350 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler “FaZe K1” Murray, Lebron “FaZe Bronny” James Jr., Lil Yachty aka “FaZe Boat” and Offset aka “FaZe Offset.” Its gaming division includes ten competitive esports teams who have won over 30 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. Learn more at fazeclan.com/public. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, Instagram, YouTube, TikTok, and Twitch.

FAZE CLAN FORWARD-LOOKING STATEMENTS

The information in this press release includes certain forward-looking statements. All statements (other than statements of present or historical fact included in this press release), including statements regarding a proposed business combination (the “Business Combination”) between B. Riley Principal 150 Merger Corp. (“BRPM”) and FaZe Clan Inc. (“FaZe Clan”), the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 (as defined below) and in subsequent filings with the Securities and Exchange Commission (the “SEC”), including the Proxy Statement/Prospectus (as defined below) relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed Business Combination, BRPM plans to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read, when available, the preliminary Proxy Statement/Prospectus and the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders will be able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

NO OFFER OR SOLICITATION

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus when available. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, will be set forth in the Proxy Statement/Prospectus when it becomes available.

PRESS CONTACTS

FaZe Clan: chelsey.northern@fazeclan.com + chloe.snyder@fazeclan.com + shea.smales@fazeclan.com

MoonPay: moonpay@mhpc.com

3